No Act

P.E. 10/12/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

1-36759

DIVISION OF
CORPORATION FINANCE

16005004

Received SEC
OCT 12 2016
Washington, DC 20549

October 12, 2016

Act: 1934
Section:
Rule: 14a-8 (ODS)
Public
Availability: 10-12-16

Martin P. Dunn
Morrison & Foerster LLP
mdunn@mofo.com

Re: Walgreens Boots Alliance, Inc.

Dear Mr. Dunn:

This is in regard to your letter dated October 12, 2016 concerning the shareholder proposal submitted by Lutra Living Trust for inclusion in Walgreens Boots Alliance's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Walgreens Boots Alliance therefore withdraws its September 14, 2016 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Adam F. Turk
Special Counsel

cc: Austin Wilson
As You Sow
awilson@asyousow.org

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

October 12, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Walgreens Boots Alliance, Inc.
Stockholder Proposal of Lutra Living Trust (Submitted by As You Sow)

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Walgreens Boots Alliance, Inc., a Delaware corporation (the "***Company***"), which seeks to notify the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") that the Company hereby withdraws the no-action request submitted by the Company to the Staff on September 14, 2016 (the "***No-Action Request***").

The No-Action Request sought confirmation that the Staff would not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, the Company excluded from its proxy materials for its 2017 Annual Meeting of Stockholders a stockholder proposal and supporting statements (the "***Proposal***") submitted by As You Sow (the "***Proponent's Representative***") on behalf of Lutra Living Trust (the "***Proponent***").

We hereby notify the Staff that the Company is withdrawing the No-Action Request because the Proponent's Representative has withdrawn the Proposal on behalf of the Proponent in an email dated October 4, 2016. A copy of the correspondence from the Proponent's Representative to the Company indicating the withdrawal of the proposal is attached hereto as Exhibit A.

If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /RZ

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Austin Wilson, Environmental Health Program Manager, As You Sow
Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.
Mark L. Dosier, Director, Securities Law, Walgreens Boots Alliance, Inc.

Exhibit A

From: Austin Wilson
To: Zukin, Rose A.; "shareholderproposals@sec.gov"
Cc: Dunn, Marty
Subject: RE: Shareholder Proposal No-Action Request
Date: Tuesday, October 04, 2016 7:56:05 PM

Ladies and Gentlemen:

By letter dated September 14, 2016, Walgreens Boots Alliance advised the SEC of their intention to exclude a proposal filed by As You Sow on behalf of Lutra Living Trust (the "Proponent").

As You Sow hereby withdraws the proposal filed on behalf of Lutra Living Trust.

Sincerely,

Austin Wilson
Environmental Health Program Manager
As You Sow
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612
(510) 735-8149 (direct line) | (415) 717-0638 (cell)
Fax: (510) 735-8143
Skype: Austin.leigh.wilson
awilson@asyousow.org | www.asyousow.org

~Building a Safe, Just, and Sustainable World since 1992~

From: Zukin, Rose A. [mailto:RZukin@mofo.com]
Sent: Wednesday, September 14, 2016 12:49 PM
To: 'shareholderproposals@sec.gov' <shareholderproposals@sec.gov>
Cc: Austin Wilson <awilson@asyousow.org>; Dunn, Marty <MDunn@mofo.com>
Subject: Shareholder Proposal No-Action Request

Please find attached a no-action letter request submitted on behalf of Walgreens Boots Alliance, Inc. relating to a proposal submitted to the company by As You Sow on behalf of Lutra Living Trust. The proposal is not captioned and concerns nanomaterials. The proponent's representative is copied on this email.

If you have any questions about this submission or any problems opening the attachment, please contact me at the number below.

Best regards,
Rose Zukin

Rose A. Zukin
Morrison & Foerster LLP
2000 Pennsylvania Avenue, NW | Washington, DC 20006-1888
P: +1 (202) 887.8756 | F: +1 (202) 785.7503
RZukin@mofo.com | www.mofo.com

MORRISON | FOERSTER

2000 PENNSYLVANIA AVE., NW
WASHINGTON, D.C.
20006-1888

TELEPHONE: 202.887.1500
FACSIMILE: 202.887.0763

WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BRUSSELS, DENVER, HONG KONG, LONDON, LOS ANGELES, NEW YORK, NORTHERN VIRGINIA, PALO ALTO, SAN DIEGO, SAN FRANCISCO, SHANGHAI, SINGAPORE, TOKYO, WASHINGTON, D.C.

Writer's Direct Contact
+1 (202) 778.1611
MDunn@mofo.com

1934 Act/Rule 14a-8

September 14, 2016

VIA E-MAIL (*shareholderproposals@sec.gov*)

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Walgreens Boots Alliance, Inc.
Stockholder Proposal of Lutra Living Trust (Submitted by As You Sow)

Dear Ladies and Gentlemen:

We submit this letter on behalf of our client Walgreens Boots Alliance, Inc., a Delaware corporation (the "***Company***"), which requests confirmation that the staff (the "***Staff***") of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the "***Commission***") will not recommend enforcement action to the Commission if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934 (the "***Exchange Act***"), the Company omits the enclosed stockholder proposal (the "***Proposal***") and statements in support thereof (the "***Supporting Statement***") submitted by As You Sow (the "***Proponent's Representative***") on behalf of Lutra Living Trust (the "***Proponent***") from the Company's proxy materials for its 2017 Annual Meeting of Stockholders (the "***2017 Proxy Materials***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Commission no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent's Representative.

A copy of the Proposal and the Supporting Statement, the Proponent's Representative's cover letter submitting the Proposal, and other correspondence relating to the Proposal are attached hereto as Exhibit A.

Pursuant to the guidance provided in Section F of Staff Legal Bulletin 14F (Oct. 18, 2011), we ask that the Staff provide its response to this request to Martin Dunn, on behalf of the Company, via email at mdunn@mofo.com or via facsimile at (202) 887-0763, and to the Proponent's Representative via email at awilson@asyousow.org.

I. SUMMARY OF THE PROPOSAL

On August 10, 2016, the Company received a letter from the Proponent containing the Proposal for inclusion in the Company's 2017 Proxy Materials. The Proposal reads as follows:

> "**RESOLVED**: Shareholders request the Board publish, within 12 months of the annual meeting, at reasonable cost and excluding proprietary information, a report on potential health hazards of nanomaterials, identifying the types of the company's products or packaging that currently contain nanoparticles, and stating any actions management is taking to reduce or eliminate health and environmental impacts, such as eliminating the use of such nanomaterials until or unless they are proven safe through long-term testing."

II. EXCLUSION OF THE PROPOSAL

A. Basis for Excluding the Proposal

As discussed more fully below, the Company believes it may properly omit the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(7), as the Proposal deals with matters relating to the Company's ordinary business operations.

B. The Proposal May Be Omitted in Reliance on Rule 14a-8(i)(7), As It Relates To The Company's Ordinary Business Operations

Rule 14a-8(i)(7) permits a company to omit from its proxy materials a stockholder proposal that relates to the company's "ordinary business operations." According to the Commission, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 40018, Amendments to Rules on Shareholder Proposals*, [1998 Transfer Binder] Fed Sec. L. Rep. (CCH) 86,018, at 80,539 (May 21, 1998) (the "***1998 Release***"). In the 1998 Release, the Commission described the two "central considerations" for the ordinary business exclusion. The first is that certain tasks are "so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration relates to "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* at 86,017-18 (footnote omitted).

The Staff has further stated that a proposal requesting the publication of a report may be excluded under Rule 14a-8(i)(7) if the subject matter of the report involves a matter of ordinary business. *See Exchange Act Release No. 20091* (Aug. 16, 1983) [48 FR 38218]. In addition, the Staff has stated that "[where] the subject matter of the additional disclosure sought in a particular proposal involves a matter of ordinary business ... it may be excluded under [R]ule 14a-8(i)(7)." *Johnson Controls, Inc.* (Oct. 26, 1999).

1. The Proposal's Underlying Subject Matter Concerns the Development of Products

The Proposal may be properly omitted in reliance on Rule 14a-8(i)(7) because the Staff has repeatedly recognized that a proposal relating to the development of products is excludable under Rule 14a-8(i)(7) as a component of a company's "ordinary business."

The Company is a global leader in pharmacy-led health and wellbeing retail, offering customers goods and services, including prescription drugs and pharmacy-related services, as well as healthcare and retail products including non-prescription drugs, beauty, toiletries and general merchandise. The development and selection of thousands of different products sold in the Company's 13,100 retail stores in 11 countries is an integral part of the Company's business. In addition to purchasing products for resale, the Company contracts with various manufacturers to produce its branded products and manufactures certain of its own products for sale in its retail stores. As discussed below, decisions regarding product development and selection inherently involve complex operational and business issues requiring detailed knowledge and judgment of the Company's management, which, unlike individual stockholders, is well-positioned to and has the necessary skills, knowledge and resources to make informed decisions on such day-to-day business and operational matters. Particularly for a retailer such as the Company, decisions as to which products the Company develops or sells are fundamental to management's ability to run the Company on a daily basis and are matters that are properly in the purview of management.

The Staff has a long history of concurring with the exclusion of proposals that concern the development of products and product lines as relating to a company's ordinary business operations, including the choices of processes and supplies used in the preparation and packaging of a company's products. In *General Mills, Inc.* (July 2, 2010), the Staff concurred with the exclusion of a proposal requesting limits on the use of salt and other sodium compounds in the company's food products, noting in particular that the proposal "relate[d] to the selection of ingredients in [the company's] products" and that "[p]roposals concerning the selection of ingredients in a company's products are generally excludable under rule 14a-8(i)(7)." *See also Applied Digital Solutions, Inc.* (Apr. 25, 2006) (concurring with the omission of a proposal requesting a report on the "harm the continued sale and use of [radio frequency identification] chips could have to the public's privacy, personal safety, and financial security"). The Staff on several occasions also has concurred with a company's view that the selection of ingredients or materials for inclusion in its products, within the parameters established by the U.S. Food and Drug Administration (the "***FDA***") regulations and state and federal legislation, are matters relating to the company's ordinary business within the meaning of Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)). *See, e.g., The Coca-Cola Co.* (Jan. 22, 2007) (concurring with the omission of a proposal that the company stop caffeinating its root beer and other beverages, as well as adopt specific requirements relating to labeling caffeinated beverages); *The Kroger Co.* (Mar. 23, 1992) (concurring with the omission of a proposal relating to the use of food irradiation processes as relating to products and product lines retailed by the company, including the choice of processes and supplies used in the preparation of its products); and *Borden, Inc.* (Jan. 16, 1990) (concurring with the omission of a proposal relating to the use of food irradiation processes as relating to the choice of processes and supplies used in the preparation of the company's products).

As in the cited precedent, the Proposal addresses the Company's day-to-day decisions regarding the ingredients or materials contained in the Company's products and/or packaging. The Company considers many factors in determining the ingredients or materials to be included in any particular product that will be sold in its retail stores and the packaging thereof, whether the product is purchased for resale or manufactured by the Company or a contract manufacturer. Those factors include the Company's array of product offerings, product development costs and manufacturing processes, the availability and prices charged by the Company's suppliers, the shelf space available in the Company's stores, the preferences of the Company's customers, government rules and regulations, and the product offerings of the Company's competitors. Management's evaluation of such factors and decisions with respect thereto are fundamental to its ability to run the Company on a day-to-day basis, and stockholders are not in a position to make an informed judgment on those matters. In addition, the Supporting Statement's emphasis on one of the Company's products in particular—its Well Beginnings™ Advantage® infant formula—indicates the Proposal's focus on specific, ordinary business decisions relating to the day-to-day management of the Company.

Importantly, the Staff has permitted the omission of similar proposals relating to the use of nanomaterials. In *Mondelēz International, Inc.* (Feb. 23, 2016), the Staff considered the company's request to omit a proposal very similar to the Proposal at issue, and also submitted by the same Proponent's Representative, that sought a report on Mondelēz's use of nanomaterials in its products or packaging. Mondelēz noted that "whether a food product, packaging or otherwise, the Company takes into account a number of factors ... [which] decisions are fundamental to management's ability to run the Company on a day-to-day basis, and shareholders are not in a position to make an informed judgment on such matters." The Staff concurred that that proposal in Mondelēz could be excluded under Rule 14a-8(i)(7) as relating to the company's ordinary business operations, citing in particular that the proposal related to Mondelēz's product development. Similarly, in *Wal-Mart Stores, Inc.* (Mar. 11, 2008), the Staff permitted Wal-Mart to omit a proposal that sought a report on Wal-Mart's product safety policies with respect to nanomaterials. Wal-Mart argued to the Staff that the proposal was an attempt to "micromanage" its retail business practices: "by having the [c]ompany summarize any new initiatives or actions management is taking regarding products that may include nanomaterials, the [p]roponent seeks to have the shareholders involved in managing how the [c]ompany selects and assesses the safety of the products it sells," which are matters that are part of the company's day-to-day, ordinary business operations. The Staff concurred that Wal-Mart could omit the proposal under Rule 14a-8(i)(7) because the proposal related to the company's ordinary business, specifically the sale of particular products. As was the case in *Mondelēz International* and *Wal-Mart Stores*, the Proposal relates to the Company's ordinary business, *i.e.*, the determination of whether to use nanomaterials in product development or sell products that contain nanomaterials.

The Company is, therefore, of the view that it may properly omit the Proposal and the Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

2. The Proposal Does Not Focus on a Significant Social Policy Issue

The Commission has stated that "proposals relating to such [ordinary business] matters but focusing on sufficiently significant social policy issues (*e.g.*, significant discrimination matters) generally would not be considered to be excludable because the proposals would transcend the day-to-day business matter and raise policy matters so significant that it would be appropriate for a shareholder vote." *See* the 1998 Release; *see also* Staff Legal Bulletin 14H (Oct. 22, 2015) (emphasizing that the Staff "intends to continue to apply Rule 14a-8(i)(7) as articulated by the Commission and consistent with the Division's prior application of the exclusion").

The Staff has determined that decisions relating to products involve significant social policy issues in certain circumstances. Those circumstances, however, generally have involved the use of ingredients or materials that clearly presented, or were widely viewed in the scientific community as presenting, a demonstrated negative effect on human health or the environment. For example, on reconsideration in *Tyson Foods, Inc.* (Dec. 15, 2009), the Staff did not concur with the company's view that it could omit a proposal relating to the use of antibiotics in raising livestock under Rule 14a-8(i)(7), reversing a prior decision (and two additional precedents). In rendering its view, the Staff provided the following justification:

> "[I]n view of the widespread public debate concerning antimicrobial resistance and the increasing recognition that the use of antibiotics in raising livestock raises significant policy issues, it is our view that proposals relating to the use of antibiotics in raising livestock cannot be considered matters relating to a meat producer's ordinary business operations. In arriving at this position, we note that since 2006, the European Union has banned the use of most antibiotics as feed additives and that legislation to prohibit the non-therapeutic use of antibiotics in animals absent certain safety findings relating to antimicrobial resistance has recently been introduced in Congress."

The circumstances that led the Staff to find a significant social policy issue in *Tyson Foods* do not exist with respect to nanomaterials. Unlike *Tyson Foods*, the Company is unaware of any significant legislation pending before Congress or elsewhere in the United States seeking to ban the use of nanomaterials. In addition, unlike *Tyson Foods*, the Company does not seek to engage in the activity that the Proposal addresses, *i.e.*, the Company does not seek to engineer, contract for manufacture, or purchase for resale products or packaging with engineered nanotechnology or engineered nanomaterials. Notably, the Company's Well Beginnings™ Advantage® infant formula, which is the product specifically referenced in the Proposal, does not contain engineered nanomaterials. Further, although the Supporting Statement cites several studies on the potential impact of nanoparticles, there appears to be an absence of widespread public debate regarding nanoparticles of the kind that the Staff recognized with respect to the use of antibiotics in meat production in *Tyson Foods*. Lastly, the proponent in *Tyson Foods* claimed that the proposal could not be excluded under Rule 14a-8(i)(7) in part because the FDA and the Centers for Disease Control were already advocating for reform of animal husbandry practices related to the use of antibiotics in livestock production. The Proponent cites certain statements by the FDA as indicative of the alleged health risks associated with nanomaterials; however, the Proponent acknowledges that the FDA has not adopted regulations regarding the use on nanomaterials. In fact, the FDA has publicly stated that it "does not categorically judge all products containing nanomaterials or otherwise involving the application of nanotechnology as intrinsically benign or harmful."[1] We further note that as recently as February 2016, in connection with the Staff's consideration of the *Mondelēz International* proposal, the Staff had not found that the use of nanomaterials constitutes a significant social policy issue.

Similarly, the Staff has permitted exclusion of proposals based on Rule 14a-8(i)(7) in other situations where the proposals involved materials subject to FDA regulation. For example,

---

[1] *See* U.S. Food and Drug Administration, *FDA's Approach to Regulation of Nanotechnology Products* (Aug. 5, 2015), *available at* http://www.fda.gov/ScienceResearch/SpecialTopics/Nanotechnology/ucm301114.htm.

in *Walgreen Co.* (Oct. 13, 2006), the Staff allowed Walgreens to omit a proposal that requested a report related to suspected carcinogens, mutagens, reproductive toxicants, and certain other chemicals in the company's private label cosmetics and personal care products pursuant to Rule 14a-8(i)(7), concurring with the company's view that the proposal did not involve a significant social policy issue and related to the company's ordinary business operations. As was the case in *Walgreen Co.*, the ingredients and materials used by the Company in the production of its products and packaging are in compliance with the regulations set forth by the FDA. As such, management's determination as to whether the Company's policies should be more stringent than relevant statutory and regulatory requirements, as the Proposal and the Supporting Statement suggest, is a matter related to the Company's ordinary business operations. *See Applied Digital Solutions* and *Walgreen Co.* As described above, the FDA has stated that it "does not categorically judge all products containing nanomaterials or otherwise involving the application of nanotechnology as intrinsically benign or harmful."[2] The Proposal and the Supporting Statement, on the other hand, make a categorical judgment about nanomaterials and seek to micromanage the Company's choice regarding the use of such materials in its products and packaging.

In summary, the use of nanomaterials in products or packaging pertains to the Company's ordinary business operations and does not involve a significant social policy issue, as confirmed in the Staff's response in *Mondelēz International.* Unlike the issue of use of antibiotics in meat production that existed in *Tyson Foods*, there is no widespread debate concerning the use of nanomaterials and the Company is not aware of any significant pending FDA or legislative action seeking to ban the use of nanomaterials in products or packaging. Although the Proposal and the Supporting Statement reference certain studies of alleged health risks associated with nanomaterials, the subject of the Proposal (*i.e.*, the use of nanomaterials in products or packaging) does not rise to the level of a significant social policy issue.

As the Proposal relates to the Company's ordinary business operations and does not involve a significant social policy issue, the Company is of the view, consistent with the foregoing precedent, that it may properly omit the Proposal and the Supporting Statement from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(7).

---

[2] *Id.*

III. CONCLUSION

For the reasons discussed above, the Company believes that it may properly omit the Proposal and the Supporting Statement from its 2017 Proxy Materials in reliance on Rule 14a-8. As such, we respectfully request that the Staff concur with the Company's view and not recommend enforcement action to the Commission if the Company omits the Proposal and the Supporting Statement from its 2017 Proxy Materials. If we can be of further assistance in this matter, please do not hesitate to contact me at (202) 778-1611.

Sincerely,

Martin P. Dunn /RB

Martin P. Dunn
of Morrison & Foerster LLP

Attachments

cc: Austin Wilson, Environmental Health Program Manager, As You Sow
Collin G. Smyser, Vice President, Corporate Secretary, Walgreens Boots Alliance, Inc.
Mark L. Dosier, Director, Securities Law, Walgreens Boots Alliance, Inc.

Exhibit A

AS YOU SOW
1611 Telegraph Ave, Suite 1450
Oakland, CA 94612
www.asyousow.org
BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

August 10, 2016

Jan Stern Reed
Corporate Secretary
Walgreens Boots Alliance, Inc.
108 Wilmot Road, Mail Stop #1858
Deerfield, Illinois 60015

Dear Ms. Reed:

As You Sow is a non-profit shareholder advocacy organization that conducts research and promotes corporate responsibility practices to increase shareholder value. We sent a letter to Walgreens on May 25, 2016, requesting the opportunity to discuss the company's policies related to nanomaterials in infant formula.

As You Sow is filing a shareholder proposal on behalf of Lutra Living Trust ("Proponent"), a shareholder of Walgreens Boots Alliance stock, in order to protect the shareholder's right to raise this issue in the proxy statement. The Proponent is submitting the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934.

A letter from Lutra Living Trust authorizing As You Sow to act on their behalf is enclosed. A representative of the Proponent will attend the stockholders' meeting to move the resolution as required.

We are optimistic that a dialogue with the company can result in resolution of the Proponent's concerns. Please contact Austin Wilson (awilson@asyousow.org) to schedule a call. We look forward to hearing from you.

Sincerely,

Austin Wilson
Environmental Health Program Manager

Enclosures

- Shareholder Proposal
- Lutra Living Trust Authorization

WHEREAS:

Walgreen's Well Beginnings™ Advantage® infant formula has been reported to contain engineered hydroxyapatite (HA) nanoparticles in both needle-like and non-needle-like forms, according to independent laboratory testing commissioned by the non-profit Friends of the Earth.

The E.U. Scientific Committee on Consumer Safety (SCCS) has determined that nano-HA may be toxic to humans and that the needle-form of nano-HA should *not* be used in products (SCCS/1566/15). Additionally, manufacturer warnings suggest nano-HA may pose an inhalation hazard -- making dry formula potentially dangerous for both babies and parents.

Companies that use, intend to use, or simply allow the use of nanomaterials face significant financial, legal, and reputational risk. This is even more likely when the safety of the nanoparticle has been raised by regulatory bodies and is being used in infant formula since infants are especially vulnerable.

HA is likely being used as a calcium supplement; there are alternative calcium sources that do not carry the same risk, which Walgreens can and should use in its infant formula.

Nanotechnology is the science of manipulating matter at the molecular scale to build structures, tools, or products. While nanotechnology allows the creation of new particles and devices, the scientific community has raised serious questions about the safety of nanoparticles to health, especially inorganic and engineered particles.

Research suggests that nanoparticles' small size makes them more likely to enter cells, tissues, and organs where they may interfere with normal cellular function and cause inflammation, damage, and cell death (Trouiller 2009; Lai 2008; Gerloff 2009; Tassinari 2013; Gui 2013; Lucarelli 2004).

There is no consensus on what size is safe, or what long-term effects these materials may have. The FDA has not enacted regulations to protect consumer health related to the use of nanomaterials in food, but has issued guidance stating:

- Nanoparticles can have chemical, physical, and biological properties that differ from those of their larger counterparts; and
- "We are not aware of any food ingredient... intentionally engineered on the nanometer scale for which there are generally available safety data sufficient to serve as the foundation for a determination that [its] use ... is GRAS [Generally Recognized As Safe]."

Food companies such as Starbucks, Panera Bread, Dunkin Donuts, and Krispy Kreme are beginning to replace and/or avoid nanomaterials in their food products.

RESOLVED: Shareholders request the Board publish, within 12 months of the annual meeting, at reasonable cost and excluding proprietary information, a report on potential health hazards of nanomaterials, identifying the types of the company's products or packaging that currently contain nanoparticles, and stating any actions management is taking to reduce or eliminate health and environmental impacts, such as eliminating the use of such nanomaterials until or unless they are proven safe through long-term testing.

BAKER STREET ADVISORS

Independent Customized Focused.

August 8, 2016

Andrew Behar
CEO
As You Sow Foundation
1611 Telegraph Ave., Ste. 1450
Oakland, CA 94612

Re: Authorization to File Shareholder Resolution

Dear Andrew Behar,

As of August 8, 2016, the undersigned, Lutra Living Trust (the "Stockholder") authorizes As You Sow to file or cofile a shareholder resolution on Stockholder's behalf with Walgreens Boots Alliance, and that it be included in the 2017 proxy statement, in accordance with Rule 14-a8 of the General Rules and Regulations of the Securities and Exchange Act of 1934.

The Stockholder has continuously owned over $2,000 worth of Walgreens Boots Alliance stock, with voting rights, for over a year. The Stockholder intends to hold the required amount of stock through the date of the company's annual meeting in 2017.

The Stockholder gives As You Sow the authority to deal on the Stockholder's behalf with any and all aspects of the shareholder resolution, including designating another entity as lead filer and representative of the shareholder. The Stockholder understands that the Stockholder's name may appear on the company's proxy statement as the filer of the aforementioned resolution, and that the media may mention the Stockholder's name related to the resolution.

Sincerely,

Jeffrey W. Colin, POA
Lutra Living Trust
c/o Baker Street Advisors, LLC
455 Market Street, 23rd Floor
San Francisco, CA 94105

Page 13 redacted for the following reason:

FISMA & OMB MEMORANDUN M-07-16

Fidelity Institutional
100 Crosby Parkway KC1J, Covington, KY 41015

Fidelity INVESTMENTS

August 11, 2016

Jan Stern Reed
Corporate Secretary
Walgreens Boots Alliance, Inc.
108 Wilmot Road, Mail Stop #1858
Deerfield, Illinois 60015

Dear Ms. Reed:

Fidelity Investments, a DTC participant, acts as the custodian for Lutra Living Trust. As of and including August 10, 2016, Fidelity Investments has held 4259 shares of Walgreens Boots Alliance stock with voting rights continuously for over one year on behalf of Lutra Living Trust.

Sincerely,

Matt Ireland
Client Services Manager

Our file: W852883-11AUG16